EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended						Six Months Ended
	June 30, 2016		March 31, 2016		June 30, 2015		June 30, 2016		June 30, 2015
Earnings:
Net income	$14.1		$146.9		$115.3		$161.0		$219.0
Provision for income taxes – continuing operations	94.3		52.7		37.8		147.0		81.8
Loss from discontinued operation, net of taxes	167.0		4.8		–		171.8		–
Income from continuing operations, before provision for income taxes	275.4		204.4		153.1		479.8		300.8
Fixed Charges:
Interest and debt expenses on indebtedness	282.5		286.4		265.2		568.9		536.5
Interest factor: one-third of rentals on real and personal properties	4.5		3.1		2.0		7.6		3.8
Total fixed charges for computation of ratio	287.0		289.5		267.2		576.5		540.3
Total earnings before provision for income taxes and fixed charges	$562.4		$493.9		$420.3		$1,056.3		$841.1
Ratios of earnings to fixed charges	1.96	x	1.71	x	1.57	x	1.83	x	1.56	x